UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________to_________
Commission file number: 001-16751

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ELEVANCE HEALTH PUERTO RICO RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Elevance Health, Inc.
220 Virginia Avenue
Indianapolis, IN 46204

REQUIRED INFORMATION
The Elevance Health Puerto Rico Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedules presented herein have been prepared in accordance with the financial reporting requirements of ERISA.

ELEVANCE HEALTH PUERTO RICO RETIREMENT PLAN
Financial Statements and Supplemental Schedules
December 31, 2024 and 2023 and for the
Year Ended December 31, 2024
With Report of Independent Registered Public Accounting Firm

ELEVANCE HEALTH PUERTO RICO RETIREMENT PLAN
Financial Statements and Supplemental Schedules
December 31, 2024 and 2023 and for the
Year Ended December 31, 2024

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of Elevance Health Puerto Rico Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Elevance Health Puerto Rico Retirement Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2024 and 2023, and the changes in its net assets available for benefits for the year ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules Required by ERISA
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2024, and delinquent participant contributions for the year then ended (referred to as the “supplemental schedules”), have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2024.
Indianapolis, Indiana

June 24, 2025

Elevance Health Puerto Rico Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2024	2023
Assets
Investments:
Investments at fair value	$92,579,724	$—
Plan's interest in Master Trust	1,476,972	—
Total investments	94,056,696	—

Receivables:
Notes receivable from participants	3,461,084	2,429,899
Contributions receivable from employer	185,093	93,213
Receivable from sale of investments	—	71,228,576
Contributions receivable from employee	—	374,704
Total receivables	3,646,177	74,126,392

Net assets available for benefits	$97,702,873	$74,126,392
See Notes to Financial Statements.

Elevance Health Puerto Rico Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2024

Additions to net assets attributable to
Contributions:
Participants	$10,573,011
Employer	7,776,278
Rollovers	848,721
Total contributions	19,198,010

Net appreciation in fair value of investments	8,073,156
Interest and dividends	2,451,074
Plan's interest in Master Trust net investment income	28,970
Interest income on notes receivable from participants	186,218

Total additions	29,937,428

Deductions from net assets attributable to
Benefits paid to participants	6,198,584
Administrative expenses	162,363

Total deductions	6,360,947

Increase in net assets available for benefits	23,576,481

Net assets available for benefits
Beginning of year	74,126,392

End of year	$97,702,873
See Notes to Financial Statements.

Elevance Health Puerto Rico Retirement Plan
Notes to Financial Statements
December 31, 2024
1. Description of the Plan
The following description of the Elevance Health Puerto Rico Retirement Plan (the “Plan”) provides only general information. More detailed information concerning the Plan may be found by consulting the summary plan description.
General
The Plan is a Puerto Rico qualified defined contribution plan which provides savings opportunities for eligible employees of The Elevance Health Companies of Puerto Rico, LLC, and certain of its subsidiaries ("Participating Employers") who work in Puerto Rico and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Employees of the Participating Employers are generally eligible to participate in the Plan 30 days after their date of hire.

The Plan was originally established on January 1, 2011 as The MMM Holdings, Inc. 1081.01 Retirement Plan and Trust (the "Predecessor Plan"). On September 19, 2023, sponsorship of the Plan was transferred to ATH Holding Company, LLC ("Plan Sponsor"), a wholly owned subsidiary of Elevance Health, Inc. ("Elevance Health"), and the administrator and named fiduciary of the Plan was changed from the MMM Holdings Retirement Savings Plan Retirement Plan Committee to the Retirement Committee of ATH Holding Company, LLC. The Predecessor Plan was amended and restated in its entirety effective January 1, 2024, to convert the Predecessor Plan from a prototype plan to an individually designed plan and to change the name to the Elevance Health Puerto Rico Retirement Plan.

In connection with the amendment and restatement, Fidelity Management Trust Company was appointed as the agent and custodian of the Plan, and Fidelity Workplace Services LLC became the recordkeeper (collectively, "Fidelity"). New investment options were approved and, after the sale of the Predecessor Plan investments, participant account balances were reinvested in the Plan’s qualified default investment alternative unless the participant elected otherwise. The Plan participates in the Elevance Health Defined Contribution Master Trust (see Note 3, "Plan's Interest in Master Trust) solely with respect to the Plan's investments in the Elevance Health Stock Fund and a stable value collective investment trust fund. Oriental Bank and Trust is the trustee for all Plan investments ("Oriental").

Participant Accounts
An individual account is maintained by the Plan for each eligible employee who participates in the Plan. Each participant’s account is credited with the participant’s contributions, rollover contributions, allocations of the Plan Sponsor’s contributions, and an allocation of investment earnings or losses, reduced by participant withdrawals and certain administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Contributions
Participants may make voluntary pretax contributions of 1% to 80% of eligible compensation, as defined in the Plan document, subject to limitations imposed by the Puerto Rico Internal Revenue Code of 2011 (the "PR Code”). Participants are automatically enrolled in the Plan at an initial pretax deferral rate of 6%, with an annual automatic increase of the rate of 1%, up to 15% of the participant's eligible compensation, unless the participant directs otherwise. Annual pretax contributions could not individually exceed $15,000 in 2024 under the PR Code.
Under the Predecessor Plan, participants were permitted to make after-tax contributions, but such contributions were were not permitted after December 31, 2023.

Elevance Health Puerto Rico Retirement Plan
Notes to Financial Statements (continued)
The Plan Sponsor provides a matching contribution of 100% on the first 4% of the participant's eligible compensation, plus 50% of the next 2% of the participant's eligible compensation contributed, for a total potential Plan Sponsor matching contribution of 5%. The Plan permits additional Plan Sponsor discretionary contributions to be made, but no such discretionary contributions were made during the 2024 plan year.
Under the Predecessor Plan, matching contributions in 2023 equaled 25% of a participant’s pretax contributions that did not exceed 10% of the participant’s eligible compensation. There were no discretionary contributions made during the 2023 plan year.
Participants who attain age 50 by the end of the plan year may contribute additional "catch up" contributions to their account beyond the annual PR Code limitation up to $1,500 in 2024, in accordance with applicable law and the Plan's terms. Catch-up contributions are eligible for matching contributions.
Rollover Contributions
The Plan may accept rollover contributions. Rollover contributions represent distributions received from other Puerto Rico qualified retirement plans. Distributions from other plans are subject to certain conditions to be eligible for rollover into the Plan.
Vesting
Participants have a vested interest in the Plan Sponsor match after completing a two-year period of service. Nonvested account balances of terminated employees are forfeited (subject to reinstatement upon reemployment as required by applicable law and the Plan's terms).
Under the Predecessor Plan, matching contributions were 100% vested after completing three years of service.
Investments
Participants direct their elective contributions and employer matching contributions into various investment options offered by the Plan, including target date funds, several mutual and collective investment trust funds, all of which are subject to change from time to time by the Plan Administrator, and the Elevance Health Stock Fund (added in March 2024), which is provided for in the Plan document and overseen by an independent fiduciary. If a participant has not elected an investment option, their contributions will automatically be invested in the Plan’s qualified default investment alternative which is the target date fund aligned with the year the participant turns 65.
The Elevance Health Stock Fund is a unitized fund, which means participants do not actually own shares of Elevance Health common stock but rather own an interest in the unitized fund. A portion of the fund may be invested in short-term reserves to accommodate daily transactions. Investment in the Elevance Health Stock Fund is limited to no more than 20% of a participant's total account balance. Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. Any cash dividends paid to the participant’s account will be reinvested in the Elevance Health Stock Fund unless the participant elects to receive the dividend in cash paid directly to the participant. Participants may change their election to receive dividends in cash or to reinvest dividends at least quarterly.
Benefit Payments and Withdrawals
A participant may make a withdrawal from any after-tax contributions made to the Predecessor Plan for any reason, including income attributable to such account. After attaining age 59½, a participant may withdraw participant and Plan Sponsor matching contributions for any reason.
Subject to the provisions and conditions specified in the Plan document, an active participant in the Plan may make certain hardship withdrawals of amounts held in the participant’s account attributable to the participant’s contributions, vested Plan Sponsor matching contributions, rollovers, pre-2006 employer match, and income allocated to the contributions account.

Elevance Health Puerto Rico Retirement Plan
Notes to Financial Statements (continued)
Upon termination of employment, the participant is entitled to receive the fully vested current value of his or her account. If the current value of the vested account is $5,000 or less, the account is paid in a lump-sum payment. If the vested account value is $5,000 or more, the account will remain in the Plan unless the participant elects otherwise. The participant may elect to have the entire portion, if any, of the account held in the Elevance Health Stock Fund paid in whole shares of Elevance Health common stock, with fractional shares and any uninvested funds paid in cash. Distribution of participant accounts must commence not later than 60 days after the close of the plan year in which the latest of the following occurs: (i) the participant attains normal retirement age; (ii) the tenth anniversary of the commencement of the participant's participation in the Plan; and (iii) the participant's termination of employment. Upon death, payments are made to the participant’s beneficiary in the form of a lump-sum payment or in installments.
Notes Receivable from Participants
Participants may request a loan not in excess of the lesser of: (1) 50% of the vested account balance, or (2) $50,000, less the highest outstanding loan balance during the preceding year. A participant may not have more than two loans outstanding at any one time and must wait 30 days from when a loan is paid off before requesting a new loan. Repayment of loans shall not exceed five years, except for loans used to acquire the participant’s principal residence. Each loan bears interest in accordance with the Plan's loan policy and applicable regulations. Repayments are made by payroll deduction or remitted directly to Fidelity.

Forfeitures
Forfeited nonvested account balances totaled $90,558 and $127,278 as of December 31, 2024 and 2023, respectively. Forfeitures may be used to offset employer contributions or to pay certain administrative expenses. During the year ended December 31, 2024, forfeitures of $55,720 were used to offset employer contributions and forfeitures of $110,992 were used to pay administrative expenses.
Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, each participant’s account shall be non-forfeitable with respect to both the participant’s and the Plan Sponsor’s contributions. The Plan Sponsor has the right to amend the Plan or to suspend matching contributions to the Plan at any time, either permanently or temporarily, for any length of time.
2. Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with U.S. generally accepted accounting principles (“GAAP”).
Use of Estimates
The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.
Investment Valuation and Income Recognition
The Plan's and Master Trust's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4, "Fair Value Measurements", for further discussion.

Elevance Health Puerto Rico Retirement Plan
Notes to Financial Statements (continued)
The Plan's interest in the net investment income of the Master Trust consists of the Plan's allocation of realized gains and losses on investments that were sold during the period, unrealized appreciation and depreciation of the underlying investments held at year end, and net investment income/loss based upon the total of each Plan participant's share of the Trust.
Purchases and sales of securities are recorded on a trade-date basis and interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes realized gains and losses on investments that were sold during the period as well as unrealized appreciation or depreciation of the investments held at year end.
Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, participant accounts and the statement of changes in net assets available for benefits.

Receivable from Sale of Investments
Receivable from the sale of investments pertains to Predecessor Plan investments that were sold in connection with the transition to Fidelity, but had not yet settled as of December 31, 2023. Settlement proceeds from the sale of Predecessor Plan investments with a trade date of December 29, 2023 were received by Fidelity on January 2, 2024. At December 31, 2023, the receivable from sale of investments of $71,228,576 included $1,352,337 contributed by the Plan Sponsor that represented the difference between the fair value and contract value of the Predecessor Plan's fully benefit-responsive investment contract sold on December 29, 2023.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent participant loans are recorded as distributions based on the terms of the plan document. No allowance for credit losses has been recorded as of December 31, 2024 or 2023.
Benefits Paid to Participants
Benefit payments to participants are recorded upon distribution.
Administrative Expenses
Certain expenses of maintaining the Plan are paid from Plan assets. The Plan Sponsor may bear certain costs associated with administering the Plan; these costs are not included in the accompanying financial statements and constitute exempt party-in-interest transactions. Certain transaction fees, such as those related to loan processing, are paid from individual participant accounts and are included in administrative expenses. Investment related expenses are included in both the Plan's interest in Master Trust net investment income and in net appreciation or depreciation in fair value of investments.
Recently Adopted Accounting Pronouncements
There have been no recently adopted or issued accounting standards that had, or will have, a material impact on the financial statements.

Elevance Health Puerto Rico Retirement Plan
Notes to Financial Statements (continued)
3. Plan's Interest in Master Trust
The Elevance Health Defined Contribution Master Trust was established on January 1, 2024 pursuant to a trust agreement between the Plan Administrator and Fidelity in order to facilitate the administration of transactions in the Elevance Health Stock Fund and a stable value collective investment trust fund offered in both this Plan and the Elevance Health 401(k) Plan (together, the "Participating Plans"). Each Participating Plan has a divided interest in specific investment assets held in the Master Trust.
A summary of the net assets of the Master Trust and the Plan's interest in the net assets of the Master Trust as of December 31, 2024 is as follows:

	2024
	Master Trust Balances	Plan's Interest in Master Trust Balances
Investments at fair value
Collective investment trusts	$10,874,772,817	$1,436,468
Elevance Health common stock	408,045,086	40,155
Mutual funds	329,248,156	352
Self-directed brokerage accounts	250,803,504	—

Total investments	11,862,869,563	1,476,975

Other assets/(liabilities)	(37,723)	(3)

Total net assets	$11,862,831,840	$1,476,972
During the year ended December 31, 2024, the Master Trust net investment income was comprised of the following:

2024
Master Trust Balances
Net appreciation in fair value of investments	$1,272,135,182
Interest and dividends	43,500,981

Total Master Trust net investment income	$1,315,636,163
4. Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Level inputs, as defined by the Financial Accounting Standards Board guidance for fair value measurements and disclosures, are as follows: Level 1, inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date; Level 2, inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data; and Level 3, unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following methods and assumptions were used to determine the fair value of investments recorded at fair value in the statements of net assets available for benefits.
Elevance Health common stock: Valued at the closing price on the New York Stock Exchange on the last business day of the plan year.

Elevance Health Puerto Rico Retirement Plan
Notes to Financial Statements (continued)
Mutual funds: Valued at quoted market prices, which represent net asset value ("NAV") of shares held by the Plan.
Collective investment trusts (CITs): Valued based on the NAV of the units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the trust less its liabilities. There are no restrictions on redemptions from the CITs and no unfunded commitments.
The following table set forth by level within the fair value hierarchy a summary of the Master Trust investments by general types measured at fair value on a recurring basis as of December 31, 2024:

December 31, 2024	Total	Level 1	Level 2	Level 3
Elevance Health common stock	$408,045,086	$408,045,086	$—	$—
Mutual funds	329,248,156	329,248,156	—	—
Self-directed brokerage accounts	250,803,504	246,848,476	3,920,987	34,041
Investments measured at fair value	988,096,746	984,141,718	3,920,987	34,041
Investments measured at NAV	10,874,772,817
Total investments at fair value	$11,862,869,563
Our Level 3 securities primarily consisted of certain corporate fixed maturity securities for which observable inputs were not always available. The fair values of these securities were estimated using inputs including, but not limited to, credit spreads, default rates and benchmark yields. There were no material transfers in or out of Level 3 during the year ended December 31, 2024.
The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis as of December 31, 2024:

December 31, 2024	Total	Level 1	Level 2	Level 3
Mutual funds	$84,682,391	$84,682,391	$—	$—
Investments measured at fair value	84,682,391	84,682,391	—	—
Investments measured at NAV	7,897,333
Total investments at fair value	$92,579,724
5. Exempt Related Party and Party-In-Interest Transactions
Parties-in-interest are defined under Department of Labor ("DOL") regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Certain administrative functions are performed by officers and employees of the Plan Sponsor or affiliates of the Plan Sponsor. No such officer or employee is compensated from the Plan.
Transactions in shares of Elevance Health common stock qualify as exempt party-in-interest transactions under the provisions of ERISA. The Plan owned approximately 109 shares of Elevance Health common stock as of December 31, 2024. During the year ended December 31, 2024, the Plan had net sales of Elevance Health common stock totaling $48,986 and the total dividends on Elevance Health common stock in the Elevance Health Stock Fund were $230.
As described in Note 1 above, Fidelity Management Trust Company is an agent and custodian of the Plan and Fidelity Workplace Services LLC serves as the recordkeeper to maintain the individual accounts of each Plan participant. Certain Plan investments include funds that are managed by affiliates of Fidelity, which constitute party-in-interest transactions.
Notes receivable from participants also reflect exempt party-in-interest transactions.

Elevance Health Puerto Rico Retirement Plan
Notes to Financial Statements (continued)
6. Non-Exempt Related Party and Party-In-Interest Transactions
For the years ended December 31, 2021, 2022 and 2023, participant contributions and loan repayments totaling $547,275, $1,098,317 and $1,940,849, respectively, were not deposited into the Predecessor Plan within the required timeframe as stated by the DOL regulations. Participant accounts were credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis during the year ended December 31, 2023 for the 2021 late remittances and during the year ended December 31, 2025 for the 2022 and 2023 late remittances.
7. Income Tax Status
The Predecessor Plan received a favorable determination letter under the PR Code dated May 28, 2021. Although the Plan has been restated and amended since receiving the determination letter, the Plan Sponsor believes the Plan is designed and being operated in compliance with the applicable requirements of the PR Code. The Plan restatement was submitted on April 15, 2024 for a determination letter under the PR Code, with respect to which the Plan Sponsor is awaiting response. The trust associated with the Plan is intended to be exempt from Puerto Rico income taxation pursuant to the provisions of Section 1081.01(a) of the PR Code, and, pursuant to Section 1022(i)(l) of ERISA, for United States income tax purposes, the Plan's Master Trust is intended to be considered as an organization as described in Section 401(a) of the United States Internal Revenue Code ("US Code") and exempt under Section 501(a) of the US Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Treasury. Plan management has analyzed the tax positions taken by the Plan, and has concluded there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
8. Reconciliation to Form 5500
Reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2024 and 2023, is as follows:

	2024	2023
Net assets available for benefits per the financial statements	$97,702,873	$74,126,392
Deemed distributions of participant loans	(60,074)	—
Net assets available for benefits per the Form 5500	$97,642,799	$74,126,392
Reconciliation of the increase in net assets available for benefits per the financial statements to the net income (loss) per the Form 5500 for the year ended December 31, 2024 is as follows:

2024
Increase in net assets available for benefits per the financial statements	$23,576,481
Deemed distributions activity	(60,074)
Net income (loss) per the Form 5500	$23,516,407
9. Subsequent Events
The Plan Sponsor has evaluated the impact of subsequent events through June 24, 2025, the date the financial statements were issued. No subsequent events have been recognized or required additional disclosure in the financial statements.

Elevance Health Puerto Rico Retirement Plan
Schedule H, Line 4a—Schedule of Delinquent Participant Contributions
Plan Sponsor: ATH Holding Company, Inc. EIN #66-0588600 Plan #001
For the Year Ended December 31, 2024

Participant Contributions Transferred Late to Plan		Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
Plan Year	Check Here If Late Participant Loan Repayments Are Included	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP
	x
2021	$547,275	$—	$547,275	$—	$—
2022	$1,098,317	$1,098,317	$—	$—	$—
2023	$1,940,849	$1,940,849	$—	$—	$—

Elevance Health Puerto Rico Retirement Plan
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
Plan Sponsor: ATH Holding Company, Inc. EIN #66-0588600 Plan #001
December 31, 2024

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, interest rate, collateral and par or maturity value	Current value

	The Vanguard Group Mutual Funds
		Explorer Fund Admiral Shares	$362,011
		Institutional Total International Stock Market Index Trust	232,230
		Target Retirement Income Trust	157,787
		Target Retirement 2020 Trust	526,328
		Target Retirement 2025 Trust	4,376,942
		Target Retirement 2030 Trust	8,903,973
		Target Retirement 2035 Trust	13,127,958
		Target Retirement 2040 Trust	17,777,902
		Target Retirement 2045 Trust	18,221,575
		Target Retirement 2050 Trust	10,305,184
		Target Retirement 2055 Trust	6,804,392
		Target Retirement 2060 Trust	2,563,817
		Target Retirement 2065 Trust	668,817
		Target Retirement 2070 Trust	215,794
			$84,244,710
	The Vanguard Group Collective Investment Trusts
		Institutional 500 Index Trust	$3,227,716
		Institutional Total Bond Market Index Trust	447,502
		Institutional Extended Market Index Trust	236,311
			$3,911,529
	Other Mutual Funds
		DoubleLine Flexible Income Fund Class I	$304,494
		Westwood SmallCap Fund; Ultra Shares	133,187
			$437,681
	Other Collective Investment Trusts
		T. Rowe Price Large-Cap Growth Trust	$2,108,741
		MFS Large Cap Value CIT Class 5	850,090
		MFS International Equity Fund Class 3A	543,985
		Prudential Core Plus Bond Fund Class 5	308,763
		State Street Real Asset Fund Class C	174,225
			$3,985,804

*	Notes receivable from participants	Interest rates range from 3.25% to 9.5%, maturing at various dates through 2039	$3,401,010

* Party-in-interest.
Note: As all investments are participant directed, column (d) is not applicable and has been eliminated.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee of ATH Holding Company, LLC has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
ELEVANCE HEALTH PUERTO RICO RETIREMENT PLAN

By:	/s/ Ronald W. Penczek
Ronald W. Penczek
Member, Retirement Committee of ATH Holding Company, LLC

Date: June 24, 2025

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm